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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2007 (MM/DD/YY) AND ENDING MARCH 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST HONOLULU SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 FORT STREET MALL, SUITE 950
(No. and Street)

HONOLULU (City) HI (State) 96813 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHERLIN LEE (808) 523-9422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LATHAM, DAVID E.
(Name – *if individual, state last, first, middle name*)

735 BISHOP STREET, SUITE 432, (Address) HONOLULU, (City) HI (State) 96813 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE: March 31, 2008

FIRST HONOLULU SECURITIES, INC.
(Name of Respondent)

900 Fort Street Mall, Suite 950, Honolulu, Hawaii 96813
(Address of principal executive office)

Sherlin Lee
Chief Financial Officer
First Honolulu Securities, Inc.
900 Fort Street Mall, Suite 950
Honolulu, Hawaii 96813
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

FIRST HONOLULU SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

YEAR ENDED MARCH 31, 2008

Contents

DAVID E. LATHAM
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
First Honolulu Securities, Inc.
Honolulu, Hawaii

I have audited the accompanying Statement of Financial Condition of First Honolulu Securities, Inc., as of March 31, 2008, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Honolulu Securities, Inc., as of March 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David E Latham

May 20, 2008

PACIFIC GUARDIAN CENTER • DILLINGHAM BLDG. • 735 BISHOP STREET • SUITE 432 • HONOLULU, HAWAII 96813-4820
PHONE (808) 521-5064 • FAX 521-5065 • E-MAIL: dave@davidelathamcpa.com

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS

Current assets:		
Cash deposited in bank and on hand	$	32,589
Stock and bond inventory at market value		838,894
Receivable from clearing broker		1,867
Accrued interest on bond inventory		9,430
Prepaid expenses		10,074
Total current assets		892,854
Property and equipment: Net of accumulated depreciation of $33,924		4,854
Other assets:		
State security deposit		5,979
Rental deposit		3,965
Total assets	**$**	**907,652**

LIABILITIES AND STOCKHOLDLERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	34,137
Commissions payable		48,546
Loan payable to clearing broker		320,597
Total current liabilities		403,280
Stockholders' equity:		
Capital stock, $0.1 par value; 20,000 shares authorized; issued 11,000 shares, of which 6360 shares are in the treasury		1,100
Additional paid-in capital		56,665
Retained earnings		751,690
Less: Cost of treasury stock		(305,083)
Total stockholders' equity		504,372
Total liabilities and stockholders' equity	**$**	**907,652**

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2008

Revenues:		
Commissions and net investment gains and losses	$	833,940
Interest		49,411
		883,351
Expenses:		
Commissions, employee compensation and benefits		623,805
Interest		33,955
Depreciation		2,943
Rent		63,006
Other operating expenses		205,909
		929,618
Net loss before income tax		(46,267)
Income tax benefit		(3,208)
Net loss	$	(43,059)

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2008

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stock-holders' Equity
Balance at April 1, 2007	1,100	56,665	794,749	(304,117)	548,397
Purchase of stock				(966)	(966)
Net loss			(43,059)		(43,059)
Balance at March 31, 2008	$ 1,100	$ 56,665	$ 751,690	$ (305,083)	$ 504,372

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS YEAR ENDED MARCH 31, 2008

Balance, March 31, 2007	$ -0-
Balance, March 31, 2008	$ -0-

SEE NOTES TO FINANCIAL STATEMENTS

FIRST HONOLULU SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2008

Cash flows from operating activities:		
Cash received from customers	1,008,786	
Cash paid to suppliers and customers	(1,065,042)	
Interest received	49,411	
Net cash provided by operating activities		$ (6,845)
Cash flows from investing activities:		
Purchase of firm stock to treasury	(966)	
Net cash used by investing activities		$ (966)
Net decrease in cash and cash equivalents		(7,811)
Cash and cash equivalents at April 1, 2006		40,400
Cash and cash equivalents at March 31, 2007		$ 32,589

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments (not inventory) with maturities of three months or less to be cash equivalents.

Reconciliation of Net Income to Net cash
Used by Operating Activities

Net Loss		$ (46,267)
Adjustments to Net Income to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Depreciation	2,943	
Increase in inventory and accrued interest	173,297	
Decrease in accounts receivable	1,549	
Decrease in prepaid expenses	302	
Decrease in margin account payable	(169,779)	
Increase in accounts payable and accrued liabilities	31,110	
Total adjustments		39,422
Net cash flows used by operating activities		$ (6,845)

SEE NOTES TO FINANCIAL STATEMENTS

1. **Organization and Nature of Business.**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers (NASD). The Company is engaged primarily in the brokerage, investment advisory and asset management business in the State of Hawaii, with a subsidiary office in Chicago, Illinois.

The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, to its clearing broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, its minimum net capital requirement is $100,000.

2. **Significant Accounting Policies.**

Basis of presentation:

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could defer significantly from these estimates.

Material estimates that are particularly susceptible to significant change in the near-term relates to the determination of the value of marketable securities held in inventory, marketable securities are valued at market values which can change substantially as the market reacts to changed circumstances. Management believes that such estimates have been appropriately established.

Security transactions:

Securities transactions in regular-way trades are recorded on the trade date with related commission income and expense reported on a trade date basis. Investment advisor fees are received quarterly and recognized as income on a quarterly basis.

Inventory:

Marketable bonds and securities are carried at market value, with unrealized gains and losses reflected in income, are held by the clearing broker, and are collateral for the margin loan from the clearing broker (see Note 1, Notes to Financial Statements).

Property, equipment and depreciation:

Property and equipment are stated at cost.

Depreciation of leasehold improvements, furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from four to five years. Depreciation is also provided under the modified accelerated cost recovery system (MACRS).

Income taxes:

There are no timing differences. Therefore, no deferred income taxes have been provided.

Cash and cash equivalents:

The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Concentrations of credit risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

3. **Net Capital Requirements.**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2008, the Company had net capital of $354,741, which was $254,741 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.14 to 1.

4. Leases.

The Company's main office is in Honolulu, Hawaii. They have a lease for that office which expires on July 31, 2009. The Company also leases office space in Chicago, Illinois. That lease expires on February 28, 2009. In addition to the basic lease rent, the Company pays other costs associated with their office. The annual minimum lease payments are listed below.

	Honolulu	Chicago	Total
April 1,2008 - March 31,2009	47,485	6,999	54,484
April 1,2009 - July 31,2009	15,828	-0-	15,828

5. Transfer of Stock Ownership.

If any stockholder during his lifetime shall desire to sell his shares of stock of the Company, the Company shall have the first right of exercise of the option to purchase the stocks, except that as to shares owned by any director of the Company, the restrictions and procedure shall not apply as to any transaction between any of the Directors. Upon the death of any stockholder, the Company shall purchase all, and not less than all, of the deceased stockholder's shares of stock of the Company then owned by such stockholder at book value.

6. Income Tax and a Net Operating Loss Carryforward.

The Company had a net operating loss carryforward of $79,650 on April 1, 2007, for Federal income tax purposes and none for the State of Hawaii. There was net loss of $45,508 for Federal tax purposes and a loss of $42,480 for Hawaii State taxes for the year ended March 31, 2008. This resulted in a net operating loss carryforward of $125,158 for Federal taxes and none for Hawaii State income tax. The loss carryforward may be used to offset future taxable income. The State tax loss was carried back to offset taxable income from the tax year ended March 31, 2006 which resulted in a refund of $3,208 for Hawaii State income tax and no Federal income tax for the year ended March 31, 2008.

FIRST HONOLULU SECURITIES, INC

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
MARCH 31, 2008

Total capital (from Statement of Financial Condition)	$	504,372
Less: Leasehold improvements, furniture and equipment and other assets		24,972
Net capital before haircuts on securities positions	$	479,400
Haircuts on securities		124,659
Net Capital	$	354,741
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	26,885
Minimum dollar net capital	$	100,000
Net capital requirements (greater of above amounts)	$	100,000
Excess of net capital	$	254,741
Computation of aggragate indebtedness:		
Aggregate indebtedness	$	403,280
Percentage of agregate indebtedness to net capital		114%

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2008

Credit balance in customers' security accounts	$	-0-
Debit balance		-0-
Reserve computation:		
Excess of total debts over total credits		None
Required deposit		None

There is no material difference between the corporation's computation included in Part II of form X-17 A-5 as of March 31, 2008 and the computation presented.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

INFORMATION RELATING TO THE POSSESSION
ON CONTROL REQUIREMENTS UNDER RULE 15c-3-3
MARCH 31, 2008

First Honolulu Securities, Inc. does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

FIRST HONOLULU SECURITIES, INC.

SUPPLEMENTAL INFORMATION

STATEMENT PURSUANT TO RULE 17a5(d)(4) FOR THE YEAR ENDED MARCH 31, 2008

Net capital per respondent's most recent X-17A-5, Part II		$	353,172
Adjustment for:			
Decrease in:			
Payroll tax expense	1,569		
Medical insurance expense	966		2,535
Increase in:			
Treasury stock	(966)		(966)
Total Adjustments			1,569
Net capital per audited financial statements		$	354,741

SEE NOTES TO FINANCIAL STATEMENTS

END